FOR IMMEDIATE RELEASE

  DANIELSON HOLDING CORPORATION IS IN TALKS TO ACQUIRE AMERICAN
       COMMERCIAL LINES IN CONNECTION WITH A COMPREHENSIVE
                     RECAPITALIZATION OF ACL

Transaction intended to recapitalize, and restructure outstanding debt of,
                    American Commercial Lines

JEFFERSONVILLE, IN/NEW YORK, NY - FEBRUARY 27, 2002 - American Commercial Lines LLC (ACL) and Danielson Holding Corporation (AMEX:DHC) today announced the potential acquisition of ACL by Danielson. ACL has obtained lock-up, support and voting agreements from holders of more than two thirds of its outstanding senior notes and from substantially all the indirect preferred and common members of ACL who have agreed to support the proposed comprehensive acquisition and recapitalization plan. The proposed transactions are subject to the parties negotiating and executing definitive agreements in their discretion.

Under the terms of the proposed transactions, Danielson would acquire 100% of the membership interests of American Commercial Lines Holdings LLC, ACL's parent holding company. ACL's present equity holders would receive approximately $9 million of Danielson common stock. Danielson is also expected to deliver $25.0 million in cash and approximately $58.5 million of ACL's existing senior notes to ACL Holdings in connection with the transaction. Danielson currently expects to fund the acquisition through a rights offering to its existing security holders, upon terms and conditions to be determined.

ACL's President and Chief Executive Officer, Michael C. Hagan, said, "This recapitalization plan is a major step forward in our efforts to increase ACL's profitability. With Danielson's access to capital markets, we believe we will be better suited to invest in the company, enhancing our leadership position in river transportation in both North and South America. We believe this recapitalization will be positive for our customers, employees and vendors. This plan presents the best approach to recapitalize ACL in a timely and efficient manner."

Danielson's President and Chief Operating Officer, David M. Barse, said, "Danielson believes that the proposed acquisition of ACL is in the best interests of our shareholders. After expending a great deal of effort looking at numerous potential deals, we believe that we will be rewarded for our patience in waiting for this opportunity. We are extremely excited about the prospect of acquiring ACL, and we look forward to working with ACL's strong management team to help lead the continued growth and success of their business."

The proposed transactions are expected to result in a reduction of ACL's senior secured bank debt by $25.0 million and the restructuring of ACL's 10 1/4% senior notes due in 2008 pursuant to an exchange offer and consent solicitation in which $236,507,000 of its existing senior notes (all notes held by parties other than Danielson) would be exchanged for $120.0 million of new 11 1/4% cash pay senior notes due January 1, 2008 and approximately
$116.5 million of new 12% pay-in-kind senior subordinated notes due July 1, 2008. ACL's notes held by DHC would be retired in conjunction with the proposed transactions. ACL would also issue additional new cash pay senior notes in an aggregate principal amount equal to the accrued and unpaid interest on its existing senior notes, other than those held by Danielson, through the effective date of the transaction up to $20.0 million, and to the extent that such accrued and unpaid interest exceeds $20.0 million, additional pay-in-kind senior subordinated notes in an amount equal to such excess would be issued.

Additionally, ACL has received forbearance agreements from its senior secured lenders pending the negotiation and execution of definitive documentation relating to the amendment and restatement of ACL's senior secured credit facility satisfactory to the parties.

There can be no assurance that definitive agreements regarding the acquisition and the recapitalization will be reached on terms satisfactory to all the parties. Also, as the negotiations are ongoing between the parties, it is possible that in the event definitive agreements are reached, material changes could occur to the terms of the proposed transactions as described herein.

American Commercial Lines LLC is an integrated marine transportation and service company operating approximately 5,100 barges and 200 towboats on the inland waterways of North and South America. ACL transports more than 70 million tons of freight annually. Additionally, ACL operates marine construction, repair and service facilities and river terminals.

Danielson Holding Corporation is an American Stock Exchange listed company, engaging in the financial services and specialty insurance business through its subsidiaries. Danielson's charter contains restrictions which prohibit parties from acquiring 5% or more of DHC's common stock without its prior consent.

THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF AMERICAN COMMERCIAL LINES HOLDINGS LLC, AMERICAN COMMERCIAL LINES LLC, DANIELSON HOLDING CORPORATION OR ANY OF THEIR AFFILIATES OR, IF FOR THE ADMINISTRATIVE CONVENIENCE OF THE COURT SYSTEM, THE PROPOSED TRANSACTIONS ARE IMPLEMENTED THROUGH A VOLUNTARY PRE-PACKAGED PLAN UNDER THE BANKRUPTCY CODE, A SOLICITATION OF ACCEPTANCES OF A CHAPTER 11 PLAN UNDER THE BANKRUPTCY CODE. ANY SUCH OFFER OR SOLICITATION WILL BE MADE IN COMPLIANCE WITH ALL APPLICABLE SECURITIES LAWS AND/OR PROVISIONS OF THE BANKRUPTCY CODE.

Certain information in this press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Any statements that express or involve discussions as to expectations, beliefs and plans involve known and unknown risks, uncertainties and other factors that may cause the actual results to materially differ from those considered by the forward-looking statements. Factors that could cause actual results to differ materially include: ACL and Danielson's ability to successfully consummate the transactions contemplated by the proposed recapitalization and financial restructuring, ACL's ability to fund its capital requirements in the near term and in the long term; and other factors, risks and uncertainties that are described in ACL's and Danielson's filings with the Securities and Exchange Commission. As a result, no assurances can be given as to future results, levels of activity and achievements. Any forward-looking statements speak only as of the date the statement was made. ACL and Danielson undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, unless otherwise required by law.

                              # # #

ACL Media Contacts:                     Danielson Media Contact:
Paul Besson                             David M. Barse
812-288-1886                            President and Chief
Operating Officer
                                   212-888-0347
Doug Morris
212-515-1964